Exhibit 99.1

INX Limited Closes CA$39.6 Million Subscription Receipt Private Placement
in Connection with Going-Public Transaction

[New York, Toronto, Ontario] – April 1, 2021 –INX Limited (“INX”) is pleased to announce that it has closed its previously announced private placement of subscription receipts (each, a “Subscription Receipt”) at CA$1.25 per Subscription Receipt for aggregate gross proceeds of CA$39,600,000 (the “Financing”).

The Financing was conducted in connection with INX’s going-public transaction on the TSX Venture Exchange via a Reverse Take Over of Valdy Investments Ltd. (“Valdy”) whereby Valdy will acquire all of the issued and outstanding shares of INX (the “Transaction”) pursuant to the terms of a securities exchange agreement dated March 31, 2021 among Valdy, INX, the securityholders of INX, and the Co-Lead Agents (as defined below) in exchange for the issuance of Valdy securities to the former securityholders of INX. Upon completion of the Transaction, INX will become a wholly-owned subsidiary of Valdy, and the combined entity (the “Resulting Issuer”) will continue the business of INX.

Shy Datika, Co-Founder & President of INX commented, “INX breaks new ground by connecting the legacy world of equity capital markets with the innovative blockchain-based digital asset class. We are the first company to issue a Security Token through an SEC-registered public offering, and we fortify it now with further transparency and regulatory clarity with this upcoming listing. We strongly believe that digital assets are the future of equity capital markets, and aim to become the bridge between both worlds.”

Additional details regarding the private placement and the Transaction are included in a Form 6-K filed with the Securities and Exchange Commission on March 31, 2021.

The brokered portion of the Financing was conducted through a syndicate of agents led by PI Financial Corp. and Eight Capital (together, the “Co-Lead Agents”), and including Beacon Securities Limited and Cormark Securities Inc. (together with the Co-Lead Agents, the “Agents”).

The completion of the Transaction is subject to the satisfaction of various conditions as are standard for a transaction of this nature, including but not limited to the approval of the TSX Venture Exchange.

Not for distribution to United States newswire services or for dissemination in the United States. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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About INX

INX aims to provide a regulated trading platform for digital securities combining traditional markets expertise and a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via the leveraging of blockchain technology and an innovative regulatory approach.

For further information please contact:

Douglas C. Borthwick

CBO, INX Limited

contact@inx.co

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable securities laws relating to the proposal to complete the Transaction, the Financing, and associated transactions, including statements regarding the terms and conditions of the Transaction, the Financing, and the Resulting Issuer. Forward-looking information consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements depending on, among other things, the risks that the parties will not proceed with the Transaction, the Financing and associated transactions, that the ultimate terms of the Transaction, the Financing, and associated transactions will differ from those that currently are contemplated, and that the Transaction, the Financing and associated transactions will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities). In developing the forward-looking information contained herein, the Company has made assumptions with respect to, among other things, the ability of the parties to satisfy the conditions to the Transaction, including the receipt of third party consents and regulatory approvals, as well as other factors believed to be relevant. Although the Company believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information contained herein will prove to be accurate. Readers are cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to obtain regulatory approval, the continued availability of capital and financing, and general economic, market or business conditions. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The statements in this press release are made as of the date of this release. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, INX, their securities, or their respective financial or operating results. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking information.